UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

OPTINOSE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68404V100

(CUSIP Number)

MVM Partners, LLC Old City Hall 45 School Street Boston, MA 02108 Attn: Eric Bednarski	Troutman Pepper Hamilton Sanders LLP 400 Berwyn Park 899 Cassatt Road Berwyn, PA 19312 Attn: Scott Jones, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 68404V100

1	NAMES OF REPORTING PERSONS
MVM Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,710,526

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,710,526

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,710,526

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.9%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
PN

CUSIP No. 68404V100

1	NAMES OF REPORTING PERSONS
MVM V LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,372,940

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,372,940

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,372,940

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.6%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
PN

CUSIP No. 68404V100

1	NAMES OF REPORTING PERSONS
MVM GP (No.5) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
337,586

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
337,586

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
337,586

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Explanatory Note

This Amendment No. 2 amends and supplements the Schedule 13D filed by the Reporting Persons on December 23, 2022 (as subsequently amended, the “Schedule 13D”). Capitalized terms used herein and not defined have the meaning ascribed to such terms in the Schedule 13D.

Item 3.	Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented as follows:

On November 23, 2023, the Issuer closed a public offering (the “Offering”) of (i) 26,320,000 shares of the Issuer’s common stock, $0.001 par value per share (“Common Stock”), at a public offering price of $1.89 per share and (ii) accompanying warrants to purchase 26,320,000 shares of Common Stock at a public offering price of $0.01 per warrant (“Warrants”). The Funds acquired an aggregate of 2,105,563 shares the Common Stock and Warrants to acquire an additional 2,105,563 shares of Common Stock in the Offering for a total purchase price of $4,000,000.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented as follows:

The information set forth in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by reference.

The Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them, (iii) to undertake an extraordinary corporate transaction such as a tender offer or exchange offer for some or all of the shares of Common Stock not held by the Reporting Persons or a merger, acquisition, consolidation or other business combination or reorganization involving the Issuer, (iv) to engage in any hedging or similar transactions with respect to securities of the Issuer; or (v) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer and currency fluctuations.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and supplemented as follows:

The information contained in the cover pages of this Amendment is incorporated herein by reference. The percentages used in this Amendment are calculated based upon on a total of 109,840,471 outstanding shares of Common Stock of the Issuer as reported in the Issuer’s Prospectus Supplement (to Prospectus Dated August 31, 2021) filed on November 23, 2022.

Each of the Reporting Persons may be deemed a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and may be deemed to share power to vote or direct the vote of (and share power to dispose or direct the disposition of) the securities of the Issuer owned by the other Reporting Persons. The filing of this Amendment shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023	MVM Partners, LLC

	By:	/s/ Eric Bednarski
	Name:	Eric Bednarski
	Title:	Vice President

MVM V LP
By: MVM Partners, LLC, its Fund Manager
	By:	/s/ Eric Bednarski
	Name:	Eric Bednarski
	Title:	Vice President

MVM GP (No. 5) LP
By: MVM Partners, LLC, its Fund Manager
	By:	/s/ Eric Bednarski
	Name:	Eric Bednarski
	Title:	Vice President